Bank of Montreal 3rd Party Recordkeeping Vendors

13a) YES

Schedule B:

- Iron Mountain
    - **Firm or Organization Name**: *Iron Mountain Inc.*
    - **Business Address:** *1 Federal Street, Boston, MA 02110*
    - **Effective Date:** *12/1/2018*
    - **Briefly describe nature of relationship:** *Master Services Agreement (MSA) with Iron Mountain that governs services with the bank's preferred supplier across Canada and the United States for off-site records storage, records destruction, secure shredding, document imaging and other services related to records and information management.*
- Global Relay
    - **Firm or Organization Name:** *Global Relay Communications*
    - **Business Address:** 121 W Wacker, 33rd Floor, Chicago, IL 60601
    - **Effective Date:** *8/26/2015*
    - **Briefly describe nature of relationship:** *Global Relay is a hosted solution BMO uses to archive and surveil e-communications of monitored employees.*

- IPC Information Systems Canada Inc.
    - **Firm or Organization Name**: *IPC Information Systems Canada Inc.*
    - **Business Address:** *40 University Av, Toronto, ON M5J 1T1*
    - **Effective Date**: *3/17/2020*
    - **Briefly describe nature of relationship**: *IPC hosts our voice/telephone recording records*.